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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of January

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]  Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              FUTUREMEDIA PLC,
                                              an English public limited company


                                              By: /s/ Leonard Fertig
                                                  ------------------------------
                                                  Leonard Fertig
                                                  Chief Executive Officer

Date: January 6, 2006

                                        2

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      FUTUREMEDIA ENDS CALENDAR YEAR 2005 WITH 30 COMPANIES UNDER CONTRACT
                 FOR HCI SERVICES AND 32 FOR E-LEARNING SERVICES

             Installed base grows to approximately 38,000 households

    BRIGHTON, England, Jan. 6 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq:
FMDAY), a leading European e-learning content and managed benefits services provider, today provided an update on the success of its HCI and e-learning initiatives for calendar year 2005.

    Over the last twelve months:

      * Total number of HCI companies under contract increased 20 to 30, up from 10 at the end of calendar year 2004

      * Total homes participating in HCI programs increased 11,289 to 37,204, up from 25,915 at the end of calendar year 2004

      * Total employee reach within HCI companies under contract increased 159,726 to 442,287, up from 282,561 at the end of calendar 2004

      * Total Homes participating in tax free childcare voucher and bicycle initiatives which were launched in 2005 were 3,150 at the end of calendar 2005

      * Total number of e-learning clients increased 18 to 32, up from 14 at the end of calendar 2004

    During the 2005 calendar year, Futuremedia signed HCI contracts representing access to more than 113,650 eligible employees with companies such as Compass Group plc; Dyson Limited; Network Rail; Natural History Museum; Hitachi Automotive Systems; and is the preferred HCI partner of the major London Connects consortium. The company also expanded its tax-friendly benefits management program to include services offered under the childcare voucher system and tax-free bicycle initiatives in the UK.

    During the 2005 calendar year, Futuremedia's e-learning business further developed its capabilities. Focusing on the development and management of online learning communities enabled Futuremedia to achieve additional revenues from Barclays Wealth Academy; Crown Prosecution Service and BUPA UK Membership. As a result of its track record in managing learning communities it also added Wine Network Inc. to its client list which will develop an additional product for its marketplace. Futuremedia continues to gain ground in its existing client relationships as well as building new relationships in a number of sectors.

    During the past six months Open Training has increased sales considerably compared with the same period in the previous year, with record monthly sales in October 2005. The business is growing in both custom learning design and in products, with orders from both existing and new customers. As a result, a return to profitability for Open Training is expected during the current fiscal year.

    "We made significant progress during 2005 in achieving our business goals. We expanded our capabilities, products and services, all of which drove a substantial increase in our client base. At the same time, we reduced our operating costs and improved our margins," stated Leonard M. Fertig, Chief Executive Officer of Futuremedia plc. "In 2006 we remain focused on our dual mission of further capitalizing on the growth of tax-friendly benefit programs, principally HCI, and the expanded use of digital media as a learning tool. Our clients choose us because of our innovative and differentiated programs, our excellent service and the tangible results we deliver. We will continue to leverage these strengths and our operating momentum as we build upon our track record in the New Year."

    Futuremedia remains on track to increase its installed base of homes under the UK's Home Computing Initiative, approximately 38,000 at December 31, 2005, to 49,000 with approximately 7,000 additional homes signed up for its other benefits programs at fiscal year-end 2006.

    About Futuremedia:

    Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the expected benefits from contracts, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with changes in management, risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             01/06/2006
    /CONTACT: US - Mike Smargiassi or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; or UK - Gerry Buckland, +44-7919-564126, info_db@mac.com /
    /Web site:  http://www.futuremedia.co.uk /
    (FMDAY)